Exhibit 99.1
Amdocs Limited Reports Quarterly Revenue of $775 Million, Up 6.9% YoY
Expects 4-6% Revenue Growth in Fiscal 2011 and Improving Profitability
During the Fiscal Year
Key highlights:
•	First fiscal quarter revenue of $775 million, compared to the $760-$780 million guidance range. Similar to what was factored into the guidance, foreign currency movements positively impacted revenue by approximately $6 million sequentially relative to the fourth fiscal quarter of 2010

•	First fiscal quarter non-GAAP operating income of $120 million; non-GAAP operating margin of 15.5%; GAAP operating income of $88 million

•	First fiscal quarter diluted non-GAAP EPS of $0.52, compared to the $0.49-$0.58 guidance range, excluding amortization of purchased intangible assets and other acquisition related costs and equity-based compensation expense, net of related tax effects

•	Diluted GAAP EPS of $0.38 for the first fiscal quarter, compared to the $0.34-$0.45 guidance range

•	Free cash flow of $127 million for the first fiscal quarter

•	Twelve-month backlog of $2.56 billion at the end of the first fiscal quarter, up $35 million from the end of the fourth fiscal quarter of 2010

•	Second quarter fiscal 2011 guidance: Expected revenue of approximately $775-$790 million and diluted non-GAAP EPS of $0.53-$0.60, excluding acquisition-related costs and approximately $0.03-$0.04 per share of equity-based compensation expense, net of related tax effects. Diluted GAAP EPS is expected to be approximately $0.43-$0.51

•	Expected revenue growth of 4-6% in fiscal 2011 as compared to fiscal 2010

•	Repurchased $113 million of ordinary shares during the first fiscal quarter
ST. LOUIS — January 25, 2011 — Amdocs Limited (NYSE: DOX) today reported that for its first fiscal quarter ended December 31, 2010, revenue was $775.2 million, up 1.7% sequentially from the fourth fiscal quarter of 2010 and up 6.9% as compared to last year’s first fiscal quarter. Net income on a non-GAAP basis was $99.8 million, or $0.52 per diluted share, compared to non-GAAP net income of $113.1 million, or $0.55 per diluted share, in the first quarter of fiscal 2010. Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition related costs and equity-based compensation expenses of $26.4 million, net of related tax effects, in the first quarter of fiscal 2011 and excludes such amortization and equity-based compensation expenses of $24.8 million, net of related tax effects, in the first quarter of fiscal 2010. The Company’s GAAP net income for the first quarter of fiscal 2011 was $73.4 million, or $0.38 per diluted share, compared to GAAP net income of $88.4 million, or $0.43 per diluted share, in the prior year’s first quarter.
“Our performance in the first fiscal quarter of 2011 reflects continued revenue growth for Amdocs as a result of healthy demand trends. Additionally, consistent with our guidance, the results reflect a decline in the operating margin due to the effects of several of the current investment initiatives we had cited last quarter, including the one-time impact of winning the strategic emerging markets contract. Furthermore, we made progress over the course of the first quarter with some of our key near-term challenges while sharpening our focus on the long-term growth initiatives of the company,” said Eli Gelman, chief executive officer of Amdocs Management Limited.
Gelman continued, “Specific to the discussion of near-term profitability, we have important updates on the progress we made against several initiatives and issues that we shared last quarter, including:
•	First, we are pleased to report that in the first fiscal quarter we won the agreement with the emerging markets customer that we referenced in our November 3, 2010 earnings announcement. While this agreement resulted in a non-recurring upfront expense, it significantly expands a strategic relationship with a key global service provider and, we believe, opens an even larger opportunity for long-term growth in the region in which the emerging markets customer operates.

•	Second, we successfully re-scoped our contract with Clearwire to address the changes in the customer’s strategic direction. Amdocs and Clearwire continue to maintain a strong, long-term managed services relationship.

•	Third, we have begun to realize early benefits in our employee productivity as a result of the focused investments we made in our knowledge base during the first quarter. Given the importance of employee knowledge to our long-term success, we expect to continue making these investments throughout the remainder of 2011.

•	Lastly, we made important progress with key customer implementations during the first quarter, including in the cable industry; however, we are still engaged in some of the industry’s most complex projects which may require continued investment in the near-term.”
Gelman concluded, “After my first quarter as CEO, I am even more excited about the opportunities in front of Amdocs. Furthermore, I have greater confidence that we have both identified and are appropriately addressing our near-term challenges while focusing the company on the growth potential ahead of us. Looking forward, we now expect revenue to grow in the range of 4-6% in fiscal 2011 as compared to fiscal 2010. In addition, we expect profitability to improve during the fiscal year as we begin to realize the benefits of our internal and customer-focused investments.”
Financial Discussion of First Fiscal Quarter Results
Free cash flow was $127 million for the quarter, comprised of cash flow from operations of $162 million less approximately $35 million in net capital expenditures and other.
Twelve-month backlog, which includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities, was $2.56 billion at the end of the first quarter of fiscal 2011.
Financial Outlook
Amdocs expects that revenue for the second quarter of fiscal 2011 will be approximately $775-$790 million. Diluted earnings per share on a non-GAAP basis for the second quarter are expected to be $0.53-$0.60, excluding acquisition-related costs and approximately $0.03-$0.04 per share of equity-based compensation expense, net of related tax effects. Amdocs estimates GAAP diluted earnings per share for the second quarter will be $0.43-$0.51.
Conference Call Details
Amdocs will host a conference call on January 25, 2011 at 5:00 p.m. Eastern Time to discuss the Company’s first quarter results. The call will be carried live on the Internet via the Amdocs website, www.amdocs.com.
Non-GAAP Financial Measures
This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP income taxes and non-GAAP net income. These non-GAAP measures exclude the following items:
•	amortization of purchased intangible assets and other acquisition related costs;

•	equity-based compensation expense; and

•	tax effects related to the above.
These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.
Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP income taxes and non-GAAP net income, when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.
For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition related costs, equity-based compensation expense and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these non-cash expenses in reviewing its results and those of its competitors, because the amounts of the expenses between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the expenses.
Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of service, research and development, selling, general and administrative, operating income, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments.
Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.
About Amdocs
Amdocs is the market leader in customer experience systems innovation. The company combines business and operational support systems, service delivery platforms, proven services, and deep industry expertise to enable service providers and their customers to do more in the connected world. Amdocs’ offerings help service providers explore new business models, differentiate through personalized customer experiences, and streamline operations. A global company with revenue of approximately $3.0 billion in fiscal 2010, Amdocs has over 19,000 employees and serves customers in more than 60 countries worldwide. For more information, visit Amdocs at www.amdocs.com.
This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs ability to grow in the business markets that it serves, Amdocs ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, the Company specifically disclaims any obligation to do so. These and other risks are discussed at greater length in the Company’s filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2010 filed on December 7, 2010.
Contact:
Elizabeth W. Grausam
Vice President of Investor Relations
Amdocs
314-212-8328
E-mail: dox_info@amdocs.com

AMDOCS LIMITED
Consolidated Statements of Income
(in thousands, except per share data)

	Three months ended
	December 31,
	2010	2009
Revenue:
License	$29,906	$24,150
Service	745,275	700,661

	775,181	724,811

Operating expenses:
Cost of license	700	442
Cost of service	508,138	462,215
Research and development	54,992	50,106
Selling, general and administrative	104,357	91,580
Amortization of purchased intangible assets and other	19,410	21,319

	687,597	625,662

Operating income	87,584	99,149

Interest and other expense, net	3,117	715

Income before income taxes	84,467	98,434

Income taxes	11,076	10,081

Net income	$73,391	$88,353

Basic earnings per share	$0.38	$0.43

Diluted earnings per share	$0.38	$0.43

Basic weighted average number of shares outstanding	191,599	205,430

Diluted weighted average number of shares outstanding	192,969	206,656

AMDOCS LIMITED
Selected Financial Metrics
(in thousands, except per share data)

	Three months ended
	December 31,
	2010	2009
Revenue	$775,181	$724,811

Non-GAAP operating income	120,268	131,321

Non-GAAP net income	99,769	113,127

Non-GAAP diluted earnings per share	$0.52	$0.55

Diluted weighted average number of shares outstanding	192,969	206,656

AMDOCS LIMITED
Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP
(in thousands)

	Three months ended
	December 31, 2010
		Reconciliation items
		Amortization of
		purchased	Equity based
		intangible assets	Compensation
	GAAP	and other	expense	Tax effect	Non-GAAP

Operating expenses:
Cost of license	$700	$—	$—	$—	$700
Cost of service	508,138	—	(4,484)	—	503,654
Research and development	54,992	—	(849)	—	54,143
Selling, general and administrative	104,357	—	(7,941)	—	96,416
Amortization of purchased intangible assets and other	19,410	(19,410)	—	—	—

Total operating expenses	687,597	(19,410)	(13,274)	—	654,913

Operating income	87,584	19,410	13,274	—	120,268

Income taxes	11,076	—	—	6,306	17,382

Net income	$73,391	$19,410	$13,274	$(6,306)	$99,769

	Three months ended
	December 31, 2009
		Reconciliation items
		Amortization of
		purchased	Equity based
		intangible assets	compensation
	GAAP	and other	expense	Tax effect	Non-GAAP

Operating expenses:
Cost of license	$442	$—	$—	$—	$442
Cost of service	462,215	—	(4,785)	—	457,430
Research and development	50,106	—	(1,133)	—	48,973
Selling, general and administrative	91,580	—	(4,935)	—	86,645
Amortization of purchased intangible assets and other	21,319	(21,319)	—	—	—

Total operating expenses	625,662	(21,319)	(10,853)	—	593,490

Operating income	99,149	21,319	10,853	—	131,321

Income taxes	10,081	—	—	7,398	17,479

Net income	$88,353	$21,319	$10,853	$(7,398)	$113,127

AMDOCS LIMITED
Condensed Consolidated Balance Sheets
(in thousands)

	As of
	December 31,	September 30,
	2010	2010
ASSETS

Current assets
Cash, cash equivalents and short-term interest-bearing investments	$1,251,639	$1,433,299
Accounts receivable, net, including unbilled of $65,634 and $62,246, respectively	547,867	580,000
Deferred income taxes and taxes receivable	137,879	126,083
Prepaid expenses and other current assets	156,720	112,417

Total current assets	2,094,105	2,251,799

Equipment and leasehold improvements, net	250,902	258,273
Goodwill and other intangible assets, net	1,836,722	1,856,178
Other noncurrent assets	465,614	454,354

Total assets	$4,647,343	$4,820,604

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable, accruals and other	$614,148	$621,549
Short-term financing arrangements	—	200,000
Deferred revenue	216,258	184,481
Deferred income taxes and taxes payable	16,457	18,117

Total current liabilities	846,863	1,024,147
Other noncurrent liabilities	581,508	567,077
Shareholders’ equity	3,218,972	3,229,380

Total liabilities and shareholders’ equity	$4,647,343	$4,820,604

AMDOCS LIMITED
Consolidated Statements of Cash Flows
(in thousands)

	Three months ended December 31,
	2010	2009
Cash Flow from Operating Activities:
Net income	$73,391	$88,353
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	49,153	50,050
Equity-based compensation expense	13,274	10,853
Deferred income taxes	6,903	(8,501)
Excess tax benefit from equity-based compensation	(24)	(17)
Loss (gain) from short-term interest-bearing investments	832	(329)
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable	34,330	(22,161)
Prepaid expenses and other current assets	(40,891)	6,159
Other noncurrent assets	(26,751)	(14,409)
Accounts payable, accrued expenses and accrued personnel	5,462	28,258
Deferred revenue	39,015	47,599
Income taxes payable	(2,515)	4,534
Other noncurrent liabilities	10,122	3,118

Net cash provided by operating activities	162,301	193,507

Cash Flow from Investing Activities:
Payments for purchase of equipment and leasehold improvements, net	(35,340)	(23,589)
Proceeds from sale of short-term interest-bearing investments	124,797	278,183
Purchase of short-term interest-bearing investments	(88,605)	(348,662)
Net cash paid for acquisitions	—	(56,454)
Other	(7,672)	—

Net cash used in investing activities	(6,820)	(150,522)

Cash Flow from Financing Activities:
Payments under financing arrangements	(200,000)	—
Repurchase of shares	(113,431)	—
Proceeds from employee stock options exercised	13,845	5,141
Payments under capital lease, short-term financing arrangements and other	(228)	(104)

Net cash (used in) provided by financing activities	(299,814)	5,037

Net (decrease) increase in cash and cash equivalents	(144,333)	48,022
Cash and cash equivalents at beginning of period	1,036,195	728,762

Cash and cash equivalents at end of period	$891,862	$776,784

AMDOCS LIMITED
Supplementary Information
(in millions)

	Three months ended
	December 31,	September 30,	June 30,	March 31,	December 31,
	2010	2010	2010	2010	2009
North America	$564.6	$569.7	$572.3	$572.4	$547.6
Europe	98.4	91.0	80.6	92.1	89.5
Rest of World	112.2	101.5	100.3	79.5	87.7

Total Revenue	$775.2	$762.2	$753.2	$744.0	$724.8

	Three months ended
	December 31,	September 30,	June 30,	March 31,	December 31,
	2010	2010	2010	2010	2009
Customer Experience Systems	$725.4	$714.9	$693.0	$689.0	$678.4
Directory	49.8	47.3	60.2	55.0	46.4

Total Revenue	$775.2	$762.2	$753.2	$744.0	$724.8

	As of
	December 31,	September 30,	June 30,	March 31,	December 31,
	2010	2010	2010	2010	2009
12-Month Backlog	$2,560	$2,525	$2,470	$2,460	$2,425